Lawrence Venick Partner 2206-19 Jardine House 1 Connaught Place Central Hong Kong, SAR	Direct +852.3923.1188 Main +852.3923.1111 Fax +852.3923.1100 lvenick@loeb.com

Via EDGAR

January 16, 2025

Mr. Nasreen Mohammed/Mr. Doug Jones/Ms. Rebekah Reed/Ms. Mara Ransom

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Thoughtful Media Group Inc. (the “Company”)
Amendment No. 5 to Registration Statement on Form S-1
Filed December 31, 2024
File No. 333-281589

Ladies and Gentlemen:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated January 15, 2025 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form S-1 (the “Form S-1”). We have filed an amendment No. 5 to the Form S-1 (the “Amendment”) in response to the Staff’s comments.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 5 to Registration Statement on Form S-1 filed November 1, 2024

Executive Compensation, page 81

1.	Please update your executive compensation information for the fiscal year ended December 31, 2024. Refer to Item 11(l) of Form S-1 and Item 402 of Regulation S-K.

Response: The Company has amended page 81 of the Amendment in response to the Staff’s comments.

Exhibits and Financial Statement Schedules, page II-2

2.	We note that the legal opinion filed as Exhibit 5.1 opines on the legality of the shares of common stock underlying the representative warrants granted to the underwriters, but does not opine on the legality of the warrants themselves. Please file a legal opinion that also opines that the warrants are binding obligations of the registrant under the law of the jurisdiction governing the warrant agreement. Refer to Section II.B.1.f of Staff Legal Bulletin No. 19.

Response: The Company has a legal opinion in response to the Staff’s comments.

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the response contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence Venick
Partner

cc:	Kriangkrai Chaimongkol